SAMSON OIL & GAS ADVISORY ON THE D-J BASIN TRANSACTION

Denver 1800 hours July 26th, 2010, Perth 0800 hours, July 27th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the closing of its June 24th agreement to sell 24,166 acres in Goshen County, Wyoming, for a cash purchase price of between $61 million and $79 million has been delayed by the effects of the extraordinary increase in leasing activity in Goshen County.  In order to give the purchaser an opportunity to review the land title records in Goshen County, to which access is currently being limited by the County because of a flood of requests, the parties have agreed that the buyer will deposit $10 million with Samson on August 5th, with the balance of the cash due on a final closing date of September 5th.

The extraordinary increase in leasing activity in Goshen County has resulted in a rationing of the time for which any individual is granted access to the County’s land title records, which are maintained in a relatively small facility in Torrington, Wyoming.  County officials have been forced to create a roster and schedule to ensure fair and equal access to the records in response to the unprecedented demand.  As a result, the buyer’s representatives have been unable to complete their due diligence on the land titles associated with the Samson leases.

The balance of the agreement remains unchanged, including the various conditions outlined previously.  The range of between US$61 and US$79 million for the transaction remains current.  The buyer has advised that, to date, it is unaware of any title defects, though its research is still at an early stage because of the limited access to the title records.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.35 per ADS on July 26th, 2010 the company has a current market capitalization of approximately US$112.25 million.  Correspondingly, based on the ASX closing price of A$0.075 on July 26th, 2010, the company has a current market capitalization of A$124.73 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.